November 9, 2006

Via U.S. Mail and Facsimile

Pedro Heilbron
Chief Executive Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotunda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

	Re:	Copa Holdings, S.A.
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed June 30, 2006
		File No. 1-32696

Dear Mr. Heilbron:

      We have reviewed your response letter dated October 6, 2006 and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to comment 2 in our letter dated September 25, 2006.
In light of the significance of the amount of operating revenues related to your business in Cuba during the year ended December 31,
2005 and the six-month period ended June 30, 2006, it appears to the staff that it would be appropriate for future filings that include financial statements for those periods, or for subsequent periods in which similar percentages of your operating revenues are derived from your Cuba-related operations, to include additional disclosure regarding the nature and extent of your Cuba-related operations. The disclosure should include appropriate discussion of any risks associated with your Cuba-related operations, including any risk to your reputation and the liquidity and value of your stock due to the fact that you derive a portion of your operating revenue from operations in a country identified as a terrorist-sponsoring state.
Please provide us with the text of your next such proposed disclosure.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance

		Celine Hwang, Esq.
		Simpson, Thacher & Bartlett LLP
		Fax: (212) 455-2502
Pedro Heilbron
Copa Holdings, S.A.
November 9, 2006
Page 1